January 8, 2016

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Kevin Stertzel

Re:	Smith-Midland Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 31, 2015 and subsequent Form 10-Qs filed in 2015
File No. 1-13752

Ladies and Gentlemen:

The following is our response to the comment of the Securities and Exchange Commission (the "Commission") set forth in your letter dated December 14, 2015 (the "Comment Letter") with respect to the referenced filings by Smith-Midland Corporation (the "Company").

Form 10-K for the fiscal year ended December 31, 2014 and subsequent Form 10-Q filings

Exhibits 31 & 32 — Certifications

1.            We note your certification filed in Exhibit 32 with your Form 10-K for the year ended December 31, 2014, refers to the year ended December 31, 2013 as the certifying period. Similarly, we note your certifications filed in Exhibits 31 & 32 for your Form 10-Qs for all quarters in 2015, refer to either the incorrect form or period they are intending to certify. As such, please amend your 2014 Form 10-K and subsequent Form 10-Qs filed in 2015 to provide revised certifications.

1.   Response:

We have filed a full Form 10-K/A for the year ended December 31, 2014, Form 10- Q/A for the quarter ended March 31, 2015, Form 10-Q/A for the quarter ended June 30, 2015 and Form 10-Q/A for the quarter ended September 30, 2015 and attached to each currently dated and corrected, as applicable, officer certifications in accordance with Items 601(b)(31) and 601(b)(32) of Regulation S-K per your request.

As requested in your Comment Letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact me at (540) 439-3266.

Very truly yours,

/s/ William A. Kenter
William A. Kenter
Chief Financial Officer

cc:   W. John Cash, Branch Chief